Exhibit 99.1

New Oriental Announces Results for the Fourth Quarter and Fiscal Year

Ended May 31, 2013, and Declares a Special Cash Dividend

Quarterly Net Revenues Increased by 26.6% Year-Over-Year

Quarterly Operating Income Increased by 122.5% Year-Over-Year

Quarterly Net Income Attributable to New Oriental Increased by 73.4% Year-Over-Year

Company Declares Special Cash Dividend of US$0.35 per ADS

Beijing, July 23, 2013 – New Oriental Education and Technology Group Inc. (the “Company” or “New Oriental”) (NYSE:EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended May 31, 2013.

Highlights for the Fourth Fiscal Quarter Ended May 31, 2013

•	Total net revenues increased by 26.6% year-over-year to US$239.6 million from US$189.2 million in the same period of the prior fiscal year.

•	Net income attributable to New Oriental increased by 73.4% year-over-year to US$28.2 million from US$16.3 million in the same period of the prior fiscal year.

•

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, increased by 48.4% year-over-year to US$35.2 million from US$23.7 million in the same period of the prior fiscal year.

•	Operating income increased by 122.5% year-over-year to US$24.4 million from US$11.0 million in the same period of the prior fiscal year.

•	Non-GAAP operating income, which excludes share-based compensation expenses, increased by 70.5% year-over-year to US$31.4 million from US$18.4 million in the same period of the prior fiscal year.

•

Basic and diluted net income attributable to New Oriental per ADS were US$0.18 and US$0.18, respectively. Non-GAAP basic and diluted net income per ADS, which excludes share-based compensation expenses, were US$0.23 and US$0.22, respectively. Each ADS represents one common share of the Company.

•

Total student enrollments in academic subjects tutoring and test preparation courses increased by 6.1% year-over-year to approximately 559,000 from approximately 527,000 in the same period of the prior fiscal year.

Highlights for the Fiscal Year Ended May 31, 2013

•	Total net revenues for the fiscal year increased by 27.4% year-over-year to US$959.9 million from US$753.2 million.

•	Net income attributable to New Oriental for the fiscal year increased by 2.7% year-over-year to US$136.3 million from US$132.7 million.

•	Non-GAAP net income attributable to New Oriental for the fiscal year, which excludes share-based compensation expenses, increased by 4.3% year-over-year to US$163.5 million from US$156.8 million.

•	Operating income for the fiscal year increased by 2.0% year-over-year to US$122.6 million from US$120.2 million.

•	Non-GAAP operating income for the fiscal year, which excludes share-based compensation expenses, increased by 3.8% year-over-year to US$149.8 million from US$144.3 million.

•

Basic and diluted net income attributable to New Oriental per ADS for the fiscal year were US$0.87 and US$0.86, respectively. Non-GAAP basic and diluted earnings per ADS, which excludes share-based compensation expenses, were US$1.05 and US$1.04, respectively. Each ADS represents one common share of the Company.

•

Total student enrollments in academic subjects tutoring and test preparation courses for the fiscal year increased by 5.7% year-over-year to approximately 2,540,300 from approximately 2,402,400 in the prior fiscal year.

•

The total number of schools and learning centers was 726 as of May 31, 2013, up from 664 as of May 31, 2012. The total number of schools was 57 as of May 31, 2013. The number of schools and learning centers decreased by 7 in the fourth quarter to 726 as of May 31, 2013, down from 733 as of February 28, 2013.

Financial and Student Enrollments Summary – Fourth Fiscal Quarter and Fiscal Year 2013

(in thousands US$, except per ADS data, student enrollments and percentages)

	Q4 of FY2013	Q4 of FY2012	Pct. Change

Net revenues	239,645	189,228	26.6%
Net income attributable to New Oriental	28,177	16,250	73.4%
Non-GAAP net income attributable to New Oriental(1)	35,172	23,701	48.4%
Operating income	24,377	10,954	122.5%
Non-GAAP operating income(1)	31,372	18,405	70.5%
Net income per ADS attributable to New Oriental - basic	0.18	0.10	72.6%
Net income per ADS attributable to New Oriental - diluted	0.18	0.10	72.6%
Non-GAAP net income per ADS attributable to New Oriental - basic(1)(2)	0.23	0.15	47.7%
Non-GAAP net income per ADS attributable to New Oriental - diluted(1)(2)	0.22	0.15	47.7%
Total student enrollments in academic subjects tutoring and test preparation courses	559,000	527,000	6.1%

	FY 2013	FY 2012	Pct. Change

Net revenues	959,854	753,195	27.4%
Net income attributable to New Oriental	136,269	132,688	2.7%
Non-GAAP net income attributable to New Oriental (1)	163,511	156,813	4.3%
Operating income	122,565	120,160	2.0%
Non-GAAP operating income (1)	149,807	144,285	3.8%
Net income per ADS attributable to New Oriental - basic	0.87	0.86	2.0%
Net income per ADS attributable to New Oriental - diluted	0.86	0.85	2.1%
Non-GAAP net income per ADS attributable to New Oriental - basic (1)(2)	1.05	1.01	3.5%
Non-GAAP net income per ADS attributable to New Oriental - diluted (1)(2)	1.04	1.00	3.6%
Total student enrollments in academic subjects tutoring and test preparation courses	2,540,300	2,402,400	5.7%

(1)	New Oriental provides net income attributable to New Oriental, operating income, and net income per ADS attributable to New Oriental on a non-GAAP basis that excludes share-based compensation expenses to provide supplemental information regarding its operating performance. For more information on these non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.
(2)	The Non-GAAP adjusted net income per share and per ADS are computed using Non-GAAP adjusted net income and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Michael Yu, New Oriental’s Chairman and Chief Executive Officer, commented, “We are pleased to finish our 2013 fiscal year by recording strong revenue growth of 26.6% and substantial operating income growth of 122.5% in the fourth fiscal quarter. We are particularly encouraged that operating margin from continuing operations for the fourth fiscal quarter improved dramatically to 10.2% from 5.8% in the same period a year ago, which is an advance of 440 basis points year-on-year. Our stellar financial results in the third and fourth fiscal quarters demonstrate how we have successfully pivoted from our ‘Occupy the Market’ strategy towards our ‘Harvest the Market’ strategy. Since commencing this strategic transition in November 2012, we have driven improvements in bottom line performance by slowing our pace of expansion and closing over 50 underperforming learning centers. We have also reduced total headcount by over 3,600 in the last three quarters to approximately 30,700 by the end of our fiscal year from 34,300 at the end of the first fiscal quarter. Heading into fiscal year 2014, we will continue to focus on implementing the ‘Harvest the Market’ strategy, and we are confident that this will enable us to continue delivering improvements in operational efficiency and overall profitability.”

Mr. Yu added, “New Oriental is recognized as the market leader in teaching quality and course content, as demonstrated by our dominance in brand awareness and preference surveys in large Chinese cities in K-12 after school tutoring and overseas test preparation, and we will continue to invest heavily in extending our market leading position. For example, we are rapidly moving our content platform online and enhancing its functionality so that it can be easily accessed from mobile devices and personal computers. As a result of this multi-year initiative, our Koolearn.com online platform is already the leading education website among K-College learners, with over 8.5 million registered users in China. Consistent with the saying “Content is King” our strategy is to become the content provider of choice for online education platforms in China.”

Louis T. Hsieh, New Oriental’s President and Chief Financial Officer, commented, “In the full fiscal year 2013, we recorded total net revenues of US$959.9 million, representing a 27.4% increase year-over-year. This excellent top line performance was driven by continued strong growth in our two main business lines. Our overseas test preparation and overseas study consulting businesses recorded combined year-over-year gross revenue growth of about 28% to approximately US$350 million during the fiscal year, while our K-12 all-subjects after-school tutoring business recorded year-over-year gross revenue growth of about 40% to approximately US$411 million in fiscal year 2013.”

Mr. Hsieh continued, “Student enrollments grew by 6.1% to approximately 559,000 in the fourth fiscal quarter and by 5.7% to approximately 2,540,000 for the full fiscal year 2013. This was in line with our expectation for the period, as we transitioned towards the ‘Harvest the Market’ strategy. The deceleration in student enrollment growth rate compared to the previous fiscal year was largely due to two factors. First, we have strictly controlled the pace of expansion and closed or disposed of 73 underperforming learning centers during fiscal year 2013. Second, we continue to see a shift in market demand towards smaller classes and VIP formats, which have one teacher to a maximum of five students. As a result, enrollments in our large class formats have declined by about 200,000 from a peak of about 1.125 million in fiscal year 2011, when the large classes representing approximately 60% of educational services enrollments, to about 925,000 for fiscal year 2013, representing approximately 40% of educational services enrollments. Nevertheless, overall enrollment growth remains healthy and for the full fiscal year 2014 we are targeting continued strong revenue growth of approximately 18% to 22% driven by growth in enrollment and ASPs, and the continued shift in demand toward more expensive, smaller-size classes. Furthermore, we expect that the enrollment growth rate will pick up once again in the second half of fiscal year 2014 when we plan to open between 20 and 50 new learning centers in rapidly growing markets to take advantage of the busy Winter and Spring seasons. These are the peak periods for our classes aimed at students taking the Chinese college entrance exam, gaokao, and high school entrance exam, zhongkao, both of which are administered in early June each year.”

Declaration of Special Cash Dividend

New Oriental’s board of directors has declared a special cash dividend in the amount of US$0.35 per ADS. This represents a 17% increase from the special dividend of US$0.30 paid in September 2012. The cash dividend will be paid on October 7, 2013, to shareholders of record at the close of business on September 6, 2013. The ex-dividend date will be September 4, 2013. The aggregate amount of cash dividends to be paid is approximately US$54 million, which will be funded by surplus cash on the Company’s balance sheet.

Financial Results for the Fourth Fiscal Quarter Ended May 31, 2013

For the fourth fiscal quarter of 2013, New Oriental reported net revenues of US$239.6 million, representing a 26.6% increase year-over-year.

Net revenues from educational programs and services for the fourth fiscal quarter were US$202.6 million, representing a 25.6% increase year-over-year. The growth was mainly driven by an increase in student enrollments in academic subjects tutoring and test preparation courses, as well as an increase in average selling prices resulting from price increases and an increase in the number of students selecting more expensive, smaller class options. Total student enrollments in academic subjects tutoring and test preparation courses in the fourth quarter of fiscal year 2013 increased by 6.1% year-over-year to approximately 559,000 from approximately 527,000 in the same period of the prior fiscal year.

Operating costs and expenses for the quarter were US$215.3 million, a 20.8% increase year-over-year. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, for the quarter were US$208.3 million, a 21.9% increase year-over-year.

Cost of revenues increased by 24.3% year-over-year to US$94.1 million, primarily due to increases in the number of courses being offered and the number of schools and learning centers in operation.

Selling and marketing expenses increased by 9.1% year-over-year to US$36.7 million, primarily due to an increase in the number of customer service representatives. Actual brand and market promotion expenses declined approximately 4.5% year-over-year to approximately US$16.0 million.

General and administrative expenses for the quarter increased by 22.5% year-over-year to US$84.5 million. Non-GAAP general and administrative expenses, which excludes share-based compensation expenses, were US$77.5 million, a 26.0% increase year-over-year, primarily due to an increase in general operational expenses in line with the Company’s expansion of its network of schools and learning centers as compared to the year-ago period.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, decreased by 6.1% to US$7.0 million in the fourth quarter of fiscal year 2013 from US$7.5 million in the same period of the prior fiscal year.

Operating income for the quarter was US$24.4 million, a 122.5% increase from US$11.0 million in the same period of the prior fiscal year. Non-GAAP operating income, which excludes share-based compensation expenses, for the quarter was US$31.4 million, a 70.5% increase from US$18.4 million in the same period of the prior fiscal year.

Operating margin for the quarter was 10.2%, compared to 5.8% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses, for the quarter was 13.1%, compared to 9.7% in the same period of the prior fiscal year.

Net income attributable to New Oriental for the quarter was US$28.2 million, representing a 73.4% increase from the same period of the prior fiscal year. Basic and diluted earnings per ADS attributable to New Oriental were US$0.18 and US$0.18, respectively.

Non-GAAP net income attributable to New Oriental for the quarter was US$35.2 million, representing a 48.4% increase from the same period of the prior fiscal year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental were US$0.23 and US$0.22, respectively.

Capital expenditures for the quarter were US$7.7 million, which were primarily attributable to the opening of 9 new learning centers and renovations at older, existing learning centers.

As of May 31, 2013, New Oriental had cash and cash equivalents of US$417.2 million, as compared to US$514.4 million as of February 28, 2013. In addition, the Company had US$50.0 million in term deposits and US$505.0 million in short-term investment at the end of the quarter. Net operating cash flow for the fourth quarter of fiscal year 2013 was approximately US$102.6 million.

New Oriental’s deferred revenue balance, which is cash collected from registered students for courses and recognized proportionally as revenue as the instructions are delivered, at the end of the fourth quarter of fiscal year 2013 was US$332.2 million, an increase of 23.3% as compared to US$269.4 million at the end of the fourth quarter of fiscal year 2012.

Financial Results for the Fiscal Year Ended May 31, 2013

For the fiscal year ended May 31, 2013, New Oriental reported net revenues of US$959.9 million, a 27.4% increase year-over-year.

Net revenues from educational programs and services for the fiscal year ended May 31, 2013 were US$857.7 million, representing a 27.0% increase year-over-year. The growth was mainly driven by an increase in student enrollments in academic subjects tutoring and test preparation courses, as well as an increase in average selling prices resulting from price increases and an increase in the number of students selecting more expensive, smaller class options.

Total student enrollments in academic subjects tutoring and test preparation courses for the fiscal year ended May 31, 2013, increased by 5.7% year-over-year to approximately 2,540,300 from approximately 2,402,400 for the fiscal year ended May 31, 2012.

Operating income for the fiscal year ended May 31, 2013, was US$122.6 million, a 2.0% increase year-over-year. Non-GAAP operating income, which excludes share-based compensation expenses, for the fiscal year ended May 31, 2013 was US$149.8 million, a 3.8% increase year-over-year.

Operating margin for the fiscal year ended May 31, 2013, was 12.8%, compared to 16.0% for the fiscal year ended May 31, 2012. Non-GAAP operating margin, which excludes share-based compensation expenses, for the fiscal year ended May 31, 2013, was 15.6%, compared to 19.2% for the fiscal year ended May 31, 2012.

Net income attributable to New Oriental for the fiscal year ended May 31, 2013, was US$136.3 million, representing a 2.7% increase year-over-year. Basic and diluted earnings per ADS attributable to New Oriental for the fiscal year ended May 31, 2013 were US$0.87 and US$0.86, respectively.

Non-GAAP net income attributable to New Oriental, which excludes share-based compensation expenses, for the fiscal year ended May 31, 2013, was US$163.5 million, a 4.3% increase year-over-year. Non-GAAP basic and diluted earnings per ADS attributable to New Oriental for the fiscal year ended May 31, 2013, were US$1.05 and US$1.04, respectively.

Outlook for First Quarter of Fiscal Year 2014

The Company plans to continue its ‘Harvest the Market’ strategy in fiscal year 2014, focusing on high-quality, high-margin revenues to aggressively drive continued margin expansion and bottom line growth and to position the business for long term success.

Consistent with this strategy, in fiscal year 2014 New Oriental forecasts revenues to grow by 18% to 22% year-on-year, GAAP operating margins to improve between 200 and 300 basis points to between 15% and 16% compared to 12.8% in fiscal year 2013, and non-GAAP operating margins to increase to between 18% and 19% compared to 15.6% in fiscal year 2013.

With respect to the first quarter, New Oriental expects total net revenues in the first quarter of fiscal year 2014 (June 1, 2013, to August 31, 2013) to be in the range of US$389.6 million to US$406.4 million, representing year-over-year growth in the range of 16% to 21%. This lower than normal projected revenue growth rate reflects the anticipated impact on the Company’s top-line performance of efficiency and margin expansion initiatives as well as certain macroeconomic factors. More specifically, it reflects:

1.	The closure or disposal of 73 underperforming learning centers during fiscal year 2013.

2.	The fact that no new learning centers have been opened to date in the first fiscal quarter through July 22, 2013, compared to the 89 new learning centers opened in the first quarter of fiscal year 2013.

3.	Intensifying local competition particularly in large cities such as Beijing and Shanghai.

4.	The slowing Chinese economy which has adversely affected discretionary consumer purchases notwithstanding the fact that high end educational services remain more resilient than most other discretionary consumer categories.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on July 23, 2013, U.S. Eastern Time (8 PM on July 23, 2013, Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

US:	+1-845-675-0437
Hong Kong:	+852-2475-0994
UK:	+44-20-3059-8139

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental Earnings Call.”

A replay of the conference call may be accessed by phone at the following number until July 30, 2013:

International:	+61-2-8199-0299
Passcode:	10787593

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents one common share, currently trade on the New York Stock Exchange under the symbol ‘‘EDU.’’

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2014, the fiscal year 2014 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, operating income excluding share-based compensation expenses, operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, and basic and diluted net income per ADS and per share excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Mr. Martin Reidy

FTI Consulting

Tel:	+86 10 8591 1060
Email:	martin.reidy@fticonsulting.com

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel:	+86-10-6260-5568
Email:	zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of May 31 2013	As of February 28 2013
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	417,166	514,395
Restricted cash	1,626	2,953
Term deposits	50,035	50,129
Short term investments	504,952	328,341
Accounts receivable, net	3,530	6,166
Inventory	22,540	21,376
Deferred tax assets, current	9,025	7,059
Prepaid expenses and other current assets	59,586	50,820
Amounts due from related parties, current	2,372	2,176

Total current assets	1,070,832	983,415

Property, plant and equipment, net	247,262	246,708
Land use right, net	4,542	4,507
Amounts due from related party, non-current	904	1,061
Deferred tax assets, non-current	3,153	3,686
Long term deposit	12,600	15,464
Long term prepaid rent	1,259	1,406
Intangible assets	862	884
Goodwill	3,760	3,707
Long term investments	8,267	3,564

Total assets	1,353,441	1,264,402

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to New Oriental of US$8,378 and US$8,553 as of February 28, 2013 and May 31, 2013, respectively)	8,569	8,355

Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to New Oriental of US$89,022 and US$109,707 as of February 28, 2013 and May 31, 2013, respectively)	131,499	98,457
Income tax payable (including income tax payable of the consolidated VIEs without recourse to New Oriental of US$14,135 and US$16,315 as of February 28, 2013 and May 31, 2013, respectively)	16,472	15,745
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to New Oriental of US$104 and US$13 as of February 28, 2013 and May 31, 2013, respectively)	1,101	1,176
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to New Oriental of US$290,210 and US$327,443 as of February 28, 2013 and May 31, 2013, respectively)	332,194	293,860

Total current liabilities	489,835	417,593

Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to New Oriental of US$1,831 and US$1,836 as of February 28, 2013 and May 31, 2013, respectively)	1,836	1,831
Acquisition payable (including acquisition payables of the consolidated VIEs without recourse to New Oriental of US$4,384 and US$4,518 as of February 28, 2013 and May 31, 2013, respectively)	4,518	4,384

Total long-term liabilities	6,354	6,215

Total liabilities	496,189	423,808

Total shareholder’s equity	857,252	840,594

Total liabilities and shareholder’s equity	1,353,441	1,264,402

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2013	2012
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	202,589	161,245
Books and others	37,056	27,983

Total net revenues	239,645	189,228

Operating costs and expenses (note 1):
Cost of revenues	94,088	75,681
Selling and marketing	36,666	33,619
General and administrative	84,514	68,974

Total operating costs and expenses	215,268	178,274

Operating income	24,377	10,954

Other income, net	6,154	7,931

Provision for income taxes	(2,354)	(1,246)
Income from continuing operations	28,177	17,639
Loss on discontinued operations, net of tax	—	(1,389)

Net income attributable to New Oriental Education & Technology Group Inc.	28,177	16,250

Net income (loss) per share attributable to New Oriental-Basic
Income from continuing operations	0.18	0.11
Loss on discontinued operations	—	(0.01)

Net income (loss) per share attributable to New Oriental-Diluted
Income from continuing operations	0.18	0.11
Loss on discontinued operations	—	(0.01)

Net income (loss) per ADS attributable to New Oriental-Basic (note 2)
Income from continuing operations	0.18	0.11
Loss on discontinued operations	—	(0.01)

Net income (loss) per ADS attributable to New Oriental-Diluted (note 2)
Income from continuing operations	0.18	0.11
Loss on discontinued operations	—	(0.01)

Other comprehensive income, net of tax	10,600	(6,541)

Comprehensive income	38,777	9,709

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	38,777	9,709

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended May 31
	2013	2012
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	—	—
Selling and marketing	—	—
General and administrative	6,995	7,451

Total	6,995	7,451

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended May 31
	2013	2012
	(Unaudited)	(Unaudited)
	USD	USD

General and administrative expenses	84,514	68,974
Share-based compensation expense in general and administrative expenses	6,995	7,451

Non-GAAP general and administrative expenses	77,519	61,523

Total operating costs and expenses	215,268	178,274
Share-based compensation expenses	6,995	7,451

Non-GAAP operating costs and expenses	208,273	170,823

Operating income	24,377	10,954
Share-based compensation expenses	6,995	7,451

Non-GAAP operating income	31,372	18,405

Operating margin	10.2%	5.8%
Non-GAAP operating margin	13.1%	9.7%

Net income attributable to New Oriental	28,177	16,250
Share-based compensation expense	6,995	7,451

Non-GAAP net income	35,172	23,701

Net income per ADS attributable to New Oriental - Basic (note 1)	0.18	0.10
Net income per ADS attributable to New Oriental - Diluted (note 1)	0.18	0.10

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	0.23	0.15

Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	0.22	0.15

Weighted average shares used in calculating basic net income per ADS (note 1)	155,714,549	154,973,651
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,774,804	157,035,760

Non-GAAP Income per share - basic	0.23	0.15
Non-GAAP Income per share - diluted	0.22	0.15

Note 1: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2013	2012
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	857,685	675,189
Books and others	102,169	78,006

Total net revenues	959,854	753,195

Operating costs and expenses (note 1):
Cost of revenues	384,177	293,063
Selling and marketing	142,098	113,568
General and administrative	311,014	226,404

Total operating costs and expenses	837,289	633,035

Operating income	122,565	120,160

Other income, net	29,466	26,528

Provision for income taxes	(15,355)	(10,772)
Income from continuing operations	136,676	135,916
Loss on discontinued operations, net of tax	(407)	(3,228)

Net income attributable to New Oriental Education & Technology Group Inc.	136,269	132,688

Net income (loss) per share attributable to New Oriental-Basic
Income from continuing operations	0.88	0.88
Loss on discontinued operations	(0.00)	(0.02)

Net income (loss) per share attributable to New Oriental-Diluted
Income from continuing operations	0.87	0.87
Loss on discontinued operations	(0.00)	(0.02)

Net income (loss) per ADS attributable to New Oriental-Basic (note 2)
Income from continuing operations	0.88	0.88
Loss on discontinued operations	(0.00)	(0.02)

Net income (loss) per ADS attributable to New Oriental-Diluted (note 2)
Income from continuing operations	0.87	0.87
Loss on discontinued operations	(0.00)	(0.02)

Other comprehensive income, net of tax	27,729	8,576

Comprehensive income	163,998	141,264

Comprehensive income attributable to New Oriental Education & Technology Group Inc.	163,998	141,264

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Year Ended May 31
	2013	2012
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	—	216
Selling and marketing	—	—
General and administrative	27,242	23,909

Total	27,242	24,125

Note 2: Each ADS represents one common share.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Year Ended May 31
	2013	2012
	(Unaudited)	(Unaudited)
	USD	USD

General and administrative expenses	311,014	226,404
Share-based compensation expense in general and administrative expenses	27,242	23,909

Non-GAAP general and administrative expenses	283,772	202,495

Total operating costs and expenses	837,289	633,035
Share-based compensation expenses	27,242	24,125

Non-GAAP operating costs and expenses	810,047	608,910

Operating income	122,565	120,160
Share-based compensation expenses	27,242	24,125

Non-GAAP operating income	149,807	144,285

Operating margin	12.8%	16.0%
Non-GAAP operating margin	15.6%	19.2%

Net income attributable to New Oriental	136,269	132,688

Share-based compensation expense	27,242	24,125

Non-GAAP net income	163,511	156,813

Net income per ADS attributable to New Oriental - Basic (note 1)	0.87	0.86
Net income per ADS attributable to New Oriental - Diluted (note 1)	0.86	0.85

Non-GAAP net income per ADS attributable to New Oriental - Basic (note 1)	1.05	1.01
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 1)	1.04	1.00

Weighted average shares used in calculating basic net income per ADS (note 1)	155,762,959	154,627,784
Weighted average shares used in calculating diluted net income per ADS (note 1)	157,823,792	156,872,441

Non-GAAP Income per share - basic	1.05	1.01
Non-GAAP Income per share - diluted	1.04	1.00

Note 1: Each ADS represents one common share.